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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebecca Wysocki - (763) 765-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

45 South 7th Street #3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Rebecca Wysocki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA JEAN EVANS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan 31, 2020

Patricia Jean Evans
Notary Public

Rebecca Wysocki
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Allianz Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Allianz Life Financial Services, LLC (the "Company") as of December 31, 2018, and the related Statements of Operations, of Changes in Member's Equity and of Cash Flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital and Aggregate Indebtedness under SEA Rule 15c3-1 of the Securities and Exchange Commission, Information for the Determination of the Customer Account Reserve Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital and Aggregate Indebtedness under SEA Rule 15c3-1 of the Securities and Exchange Commission, Information for the Determination of the Customer Account Reserve Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 1, 2019

We have served as the Company's auditor since 2018.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 878,187
Securities owned, at fair value	36,352,727
Receivables from affiliates, net	22,140,774
Prepaid expenses	135,563
Total assets	$ 59,507,251
Liabilities and Member's Equity	
Payable to broker-dealers, net	$ 22,321,601
Member's equity	37,185,650
Total liabilities and member's equity	$ 59,507,251

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Operations

Year ended December 31, 2018

Revenues:	
Revenue from the sale of variable contracts	$ 245,730,117
12b-1 fees	51,365,533
Marketing stipend	16,073,878
Investment income	858,790
Other income	515,379
Total revenues	314,543,697
Expenses:	
Commissions paid to other broker-dealers	245,730,117
Salaries and employee benefit charges	29,823,368
Marketing expenses	17,042,979
Other expenses	12,474,360
Total expenses	305,070,824
Net income	$ 9,472,873

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2018

Balance at December 31, 2017	$ 37,406,555
Net income	9,472,873
Dividend-in-kind to parent company	(9,693,778)
Balance at December 31, 2018	$ 37,185,650

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	9,472,873
Adjustments to reconcile net income to net cash used in operating activities:		
Assignment of receivables in satisfaction of payable to parent		(9,693,778)
Accretion of securities owned, net		(28,436)
Loss on firm securities trading accounts		220,905
Purchase of trading securities		(11,076,159)
Sale and other redemption of trading securities		10,600,000
Change in:		
Receivables from affiliates, net		2,484,039
Prepaid expenses		9,917
Payable to broker-dealers, net		(2,663,845)
Other assets and liabilities		222,402
Net cash used in operating activities		(452,082)
Cash and cash equivalents, beginning of year		1,330,269
Cash and cash equivalents, end of year	$	878,187
Note: Supplemental disclosure of cash flow information for non-cash distribution - non-cash dividend-in-kind to parent (see note 4 for further discussion)	$	(9,693,778)

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Allianz Life Financial Services, LLC (the Company) is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life or Parent). Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz Life of New York), a wholly-owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Summary of Significant Accounting Policies

Basis of Presentation

Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2018, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts held in depository institutions and investments in short-term money market funds purchased with original maturities of three months or less.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are reported at fair value. All subsequent gains and losses, both realized and unrealized, are reflected in Other revenue in the Statement of Operations on a net basis. The Company records interest earned on its securities accounts in Investment income in the Statement of Operations.

Receivables from Affiliates, Net

Receivables from affiliates, net, include receivables from Allianz Life, Allianz Life of New York, and Allianz Investment Management LLC (AIM) and payables to Allianz Life and Allianz Life of New York. The Company has elected to present these net and evaluate the receivable or payable position of each affiliate separately for the right to setoff. The receivable from Allianz Life and Allianz Life of New York primarily consists of commissions receivable, which are settled after each quarter end. See note 4 for further details on the nature of the transactions included in these agreements.

Prepaid Expenses

Deposits paid to the Financial Industry Regulatory Authority, Inc. for the review of the Company's advertising materials and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2018, $135,564 has been recognized within Prepaid expenses on the Statement of Financial Condition.

Payables to Broker-Dealers, Net

Payable to broker-dealers, net consists of single and trail commission expenses, marketing stipends, and other distribution costs owed to broker-dealers as well as receivables owed from broker-dealers in relation to canceled policies. The Company has elected to present these transactions net and evaluates the receivable or payable position for the right to setoff based on the individual agreement of each broker-dealer separately.

Revenues and Expenses

For information on the Company's revenues refer to note 2.

Commissions paid to other broker-dealers and Marketing expenses in the Statement of Operations are recognized in the same manner as the related income is earned.

Distribution expenses (which include salaries and employee benefit charges and other expenses) are allocated from Allianz Life and Allianz Life of New York based upon defined allocation methodologies and are recognized as they are incurred.

Intercompany Agreements

The Company has agreements with Allianz Life and Allianz Life of New York whereby the Company assigns receivables related to 12b-1 fees and investment income earned in exchange for the extinguishment of payables owed from the Company to Allianz Life and Allianz Life of New York, which represents the reimbursement of expenses. Refer to note 4 for further detail on these agreements.

Federal Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand-alone basis," the Company would incur tax expense of $2,356,559.

The Company is required by the State of California to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California. These expenses are included in Other expenses in the Statement of Operations.

The Company had no unrecognized tax benefits as of January 1, 2018 and December 31, 2018. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2018, the Company has not recognized any interest and penalties.

Recently Issued Accounting Pronouncements – Adopted

The Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASUs) as part of their comprehensive new revenue recognition standard:

- ASU 2014-09, Revenue from Contracts with Customers. This update defines the new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods beginning after December 15, 2018.

- ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). This update adds clarifications to the principal versus agent guidance contained within ASU 2014-09 and provides guidance to aid in the assessment of control. Under the new guidance, an entity that controls the specified good or services before it is transferred to a customer is considered a principal and will recognize revenue on a gross basis. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-12, Revenue Recognition - Narrow-scope Improvements and Practical Expedients. This update provides clarifying guidance impacting several areas of the new standard, including non-cash consideration and assessing collectibility. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-20, Technical Corrections and Improvements to Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. This update makes various minor clarifications to the guidance issued in ASU 2014-09. The amendments in this update are effective concurrently with ASU 2014-09.

See note 2 for additional information regarding the adoption of ASC Topic 606.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, to make various targeted improvements to the accounting for financial instruments, especially equity investments. In particular, the amendments in this update provide improvements to recognition, measurement, presentation, and disclosure guidance. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this update do not have an impact on the Financial Statements.

(2) Revenues

(a) Implementation of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company implemented ASC Topic 606, Revenue from Contracts with Customers, utilizing the modified retrospective method. Reporting results for periods beginning subsequent to December 15, 2017 reflect the new standard.

There was no material impact to retained earnings as of January 1, 2018 or to revenue for the year ended December 31, 2018, as revenue recognition and timing of revenue did not change as a result of implementing ASC Topic 606.

(b) Revenue from Contracts with Customers

Revenue from the Sale of Variable Contracts

Commission revenue refers to fees earned by the Company for sales of insurance contracts, single commissions, and fees earned over the life of the contract, trail commissions.

For single commissions received, the performance obligation of the Company is ultimately to facilitate customer purchase of an insurance contract that will be issued by Allianz Life or Allianz Life of New York. The performance obligation is satisfied at the time of sale. Specifically, the Company has the obligation to accomplish this by selecting and appointing retail broker-dealers to solicit and sell insurance contracts to customers. In addition, the Company is contracted to produce sales material, provide product training, and provide distribution of the types of policies sold. Single commission revenue is based on a percentage of the premium generated from the sale of an insurance contract. The total amount of single commission is earned as revenue when an insurance contract is sold, per the transaction date, as returns are not reflective of significant reversal. Payment of this commission is settled through the agreement with Allianz Life or Allianz Life of New York, which is discussed in note 4.

Trail commissions are an ongoing benefit that the Company receives for marketing and distribution services for as long as the contract remains in force. Trail commission revenue is based on a percentage of average daily net

fund assets, and it is not subject to clawback. For trail commission revenue, the performance obligation is considered a series of these distinct marketing and distribution services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. Payment of this commission is settled through the agreement with Allianz Life or Allianz Life of New York, which is discussed in note 4.

The following table presents the disaggregation of commissions for the year ended December 31, 2018:

Single commissions	$ 106,426,650
Trail commissions	139,303,467
Revenue from the sale of variable contracts	$ 245,730,117

12b-1 Fees

12b-1 fees are an ongoing benefit that the Company receives for completing the performance obligation of distribution activities, advertising, and marketing on behalf of a mutual fund over the life of the fund.12b-1 fee revenue is expressed as a percentage of average daily net fund assets. The company assigns the receipt of 12b-1 fees to Allianz Life or Allianz Life of New York, which is described in note 4. For 12b-1 revenue, the performance obligation is considered a series of distinct services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract.

Marketing Stipend

Marketing stipend revenue is payment the Company receives for the performance obligation of providing ongoing sales and marketing support to investment companies and investment professionals contracted by the Company. Marketing stipend revenue is calculated as a percentage of either average daily net fund assets and/or premium. For the portion of this revenue based on premium, the total amount of stipend is earned as revenue and the performance obligation is satisfied when an insurance contract is sold, per the transaction date, as returns are not reflective of significant reversal. For the portion of revenue based on assets under management, the performance obligation is considered to be a series of distinct services performed each period that are substantially the same, which is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. Payment of marketing stipend revenue is settled through the agreement with Allianz Life or Allianz Life of New York, which is described in note 4.

Revenues Outside the Scope of ASC Topic 606

Revenues outside the scope of ASC Topic 606 include Investment income and Other revenue in the Statement of Operations. These revenues are outside the scope of ASC Topic 606, because they are not the result of contracts with customers.

(3) Fair Value Measurements

The Fair Value Measurement Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) Quoted prices for similar assets or liabilities in active markets.

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active.

(c) Inputs other than quoted prices that are observable.

(d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset was classified into Level 1, 2, or 3.

The following presents the assets measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31, 2018:

	Total	Level 1	Level 2	Level 3
Securities owned, at fair value				
U.S. government	$ 31,270,475	31,270,475	—	—
Agencies not backed by the full faith and credit of the U.S. government	5,082,252	—	5,082,252	—
Total assets accounted for at fair value	$ 36,352,727	31,270,475	5,082,252	—

The following is a discussion of the methodologies used to determine fair values for the assets listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale).

(a) Valuation of Securities Owned, at Fair Value

Securities owned, at fair value is comprised of U.S. Treasury and U.S. Government Agency (which are not backed by the full faith and credit of the U.S. government) fixed-maturity securities. The fair value of U.S. Treasury securities is based on quoted market prices for identical securities and are included in Level 1. The fair value of U.S. Government Agency securities is provided by third-party pricing services. U.S. Government Agency securities are included in Level 2 as the third-party pricing services utilize observable market inputs. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures.

(b) Transfers

The Company reviews its fair value hierarchy classifications annually. Transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into and/or out of Levels 1, 2, and 3 are reported as of the end of the period in which the change occurs.

The Company has no Level 3 financial assets. In addition, there were no transfers into/out of Levels 1 and 2.

(c) Nonrecurring Fair Value Measurements

Occasionally, certain assets are measured at fair value on a nonrecurring basis. At December 31, 2018, there were no assets reported at fair value on a nonrecurring basis.

(d) *Fair Value of Financial Instruments Carried at Other Than Fair Value*

The following table presents the carrying amount and fair value of certain financial instruments that are not reported at fair value at December 31, 2018:

	Carrying amount	Fair value Level 1	Level 2	Level 3	Total
Cash equivalents	$ 355,504	355,504	—	—	355,504

Cash equivalents are comprised of investments in short-term government money market funds. The fair value of cash equivalents is based on quoted market prices for identical securities and are included in Level 1.

(4) Transactions with Related Parties

The Company has agreements with Allianz Life and Allianz Life of New York under which Allianz Life and Allianz Life of New York agree to pay commissions and marketing stipends to broker-dealers on behalf of the Company and reimburse the Company for expenses incurred performing services for Allianz Life and Allianz Life of New York. Reimbursable expenses include distribution expenses such as sales, sales support, management, training, accounting and financial, information technology, and compliance services. Through these agreements, the Company assigns its 12b-1 fee revenue to Allianz Life and Allianz Life of New York in exchange for the satisfaction of amounts owed to Allianz Life and Allianz Life of New York. Allianz Life, as the parent of the Company, further agrees to provide sufficient capital to the Company, apply for any service fees or distribution fees owed to the Company as a ministerial act, and provide and allocate the expense for personnel, facilities, and equipment to the Company. Lastly, as Allianz Life has provided capital, the Company agrees to assign interest earned on its proprietary securities account to Allianz Life.

The Company records the net impact of the assignment of 12b-1 fees and interest receivable/earned (assigned revenues) and the reimbursement of expenses payable with Allianz Life as a capital transaction in the Statement of Changes in Member's Equity. For the year ended December 31, 2018, total assigned receivables exceeded reimbursed expenses payable and the Company recorded a dividend-in-kind to Allianz Life from the Company of $9,693,778 under this agreement. For Allianz Life of New York, total reimbursed expenses payable exceeded assigned revenues for the year ended December 31, 2018 and the Company recorded a gain on the transfer of financial asset of $736,284 under this agreement which is recorded in Other revenue on the Statement of Operations. At December 31, 2018, the net balance due to Allianz Life and Allianz Life of New York for the cash settlement on the transaction was $180,827 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

For the year ended December 31, 2018, the Company earned commission revenues of $221,575,338 and $24,154,779 from Allianz Life and Allianz Life of New York, respectively. At December 31, 2018, the Company had corresponding receivables of $20,484,602 and $1,836,999 due from Allianz Life and Allianz Life of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition. Additionally, for the year ended December 31, 2018, the Company earned 12b-1 fees of $51,315,533, and assigned $47,079,246 and $4,236,287 to Allianz Life and Allianz Life of New York, respectively

During 2018, the Company was allocated salaries and employee benefit charges, certain marketing expenses, and other expenses of $38,294,258 and $4,972,571 by Allianz Life and Allianz Life of New York, respectively.

The Company is named a participant in the Allianz of America Corporation (AZOAC) Deferred Compensation Plan and AZOAC Severance Allowance Plan. The Company's participation in the AZOAC Deferred Compensation Plan is associated with a nonqualified deferred compensation plan for a defined group of agents employed by Allianz Life who provide services on behalf of the Company. The Company can make discretionary contributions to the nonqualified deferred compensation plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. In relation to the Company's participation in the AZOAC Severance Allowance Plan, all employees of Allianz Life who provide services on behalf of the Company and are involuntarily terminated due to job elimination are eligible to receive benefits. Under the same agreements with the Company, Allianz Life has agreed to reimburse the Company for all expenses associated with the Company's participation in both plans. For the year ended December 31, 2018, the Company expensed $951,617, net of forfeitures of $114,435, toward the

nonqualified deferred compensation plan and $14,247 toward the AZOAC Severance Allowance Plan. These expenses are included within Salaries and employee benefit charges in the Statement of Operations. No intercompany payable or receivable existed at December 31, 2018.

The Company maintains a selling agreement with Questar Capital Corporation, a wholly-owned subsidiary of Allianz Life, for the distribution of variable annuity products. For the year ended December 31, 2018, the selling agreement resulted in $4,008,088 of commission expense and $61,232 of marketing expense for the Company.

The Company maintains an agreement with Allianz Investment Management, LLC (AIM), a wholly-owned subsidiary of Allianz Life, in which AIM agrees to provide investment management services for the Company's proprietary securities owned. Fees paid to AIM for that service for the year ended December 31, 2018 were $22,217. The amount is included within Other expenses in the Statement of Operations.

For the year ended December 31, 2018, the Company earned administrative fees of $50,000 from AIM. The amount is included in the 12b-1 fees in the Statement of Operations. No intercompany receivable existed at December 31, 2018. In addition, for the year ended December 31, 2018, the Company earned 12b-1 fees of $40,056,939 from proprietary funds of affiliated companies. The amount is included in the 12b-1 fees in the Statement of Operations.

(5) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1) and is required to maintain minimum net capital of $1,488,107 as of December 31, 2018. At December 31, 2018, the Company had net capital of $13,862,372, which was $12,374,265 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.61 : 1 at December 31, 2018. The complete computation of net capital and aggregate indebtedness under SEA Rule 15c3-1 is located at Schedule I.

(6) SEA Rule 15c3-3 Exemption

The Company does not accept or hold customer funds or accept or safekeep customer securities and claims exemption from SEA Rule 15c3-3 under paragraph (k)(1). Under this exemption, the "Information for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(8) Subsequent Events

No material subsequent events have occurred since December 31, 2018 through March 1, 2019, the date at which the financial statements were issued, that would require adjustment to the financial statements. On January 31, 2019, the Company's Board of Directors approved a dividend-in-kind of $913,532 to it's parent company, Allianz Life.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computations of Net Capital and Aggregate Indebtedness

under SEA Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Member's equity	$	37,185,650
Deduct – nonallowable assets:		
Receivables from affiliates, net		22,140,774
Prepaid expenses		135,563
Net capital before haircuts on securities positions		14,909,313
Haircuts on exempted securities owned and money market funds		1,046,941
Net capital		13,862,372
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		1,488,107
Net capital in excess of requirement	$	12,374,265
Aggregate indebtedness	$	22,321,601
Ratio of aggregate indebtedness to net capital		1.61 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the unaudited Part II of Form X-17A-5 filed on January 25, 2019, and the above computation.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Information for the Determination of the Customer Account Reserve

Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption from SEA Rule 15c3-3 pursuant to the provisions of paragraph (k)(1) thereof.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Information Relating to Possession or Control

Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption from SEA Rule 15c3-3 pursuant to the provisions of paragraph (k)(1) thereof.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Allianz Life Financial Services, LLC

We have reviewed Allianz Life Financial Services, LLC's assertions, included in the accompanying Allianz Life Financial Services, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 1, 2019

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Allianz Life Financial Services, LLC's Exemption Report

Allianz Life Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made certain by brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1), (the "exemption provisions").

2) The Company met the exemption provision throughout the year ended December 31, 2018 without exception.

I, Rebecca Wysocki, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Rebecca Wysocki
Chief Financial Officer, Principal Financial Officer, and Principal Operations Officer
Allianz Life Financial Services, LLC

March 1, 2019

pwc

Report of Independent Accountants

To the Board of Directors of Allianz Life Financial Services LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allianz Life Financial Services LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying Schedule of Form SIPC-3 Revenues of Allianz Life Financial Services LLC for the year ended December 31, 2018, solely to assist the specified parties in evaluating Allianz Life Financial Services LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2018 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Allianz Life Financial Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the Total Revenues amount of $313,169,528 reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to the Total Revenues amount of $314,543,697 reported on the Total Revenues line of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 noting the following differences of $848,790 of Investment income and $515,379 of Other income that were included in the total revenue in the Allianz Life Financial Services LLC's audited financial statements and not listed on the Schedule of Form SIPC-3 Revenues.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 with the supporting schedules and working papers, as follows:

    a. Compared revenue from the sales of variable annuities of $313,095,250 to working papers provided by Isaac Alzen, Senior Financial Analyst, noting no differences.

    b. Compared revenue from the business of insurance of $74,278 to working papers provided by Isaac Alzen, Senior Financial Analyst, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 and in the related schedules and working papers obtained in procedure 2, as follows:

a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $313,169,528 by summing the individual business activities through which revenue was earned noting no differences.

b. Recalculated the mathematical accuracy of the working papers supporting line item sales of variable annuities for the year ended December 31, 2018, noting no differences.

c. Recalculated the mathematical accuracy of the working papers supporting line item sales of insurance commissions and fees for the year ended December 31, 2018, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors of Allianz Life Financial Services and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 1, 2019

pwc

Allianz Life Financial Services LLC
Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$313,095,250	Sale of variable annuities
$74,278	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$313,169,528	**Total Revenues**

SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
1667 K STREET, N. W., SUITE 1000
WASHINGTON, D.C. 20006-1620
(202) 371-8300
WWW.SIPC.ORG

December 28, 2017

TO: Securities Brokers and Dealers Who Have Claimed Exclusion From SIPC Membership for the fiscal year ended **December 31, 2017** under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA").

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, ***during the ensuing 2018 fiscal year,*** to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be returned in the enclosed return envelope, no later than 30 days after the new fiscal year.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC via **form@sipc.org**.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3 (1293221)
Return envelope

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

X [signature] 1-8-2018

Authorized Signature/Title Date

SIPC-3 2018

8-

8-13630 FINRA DEC 01/11/1968
ALLIANZ LIFE FINANCIAL SERVICES LLC
ATTN ANNETTE MINOR
CORPORATE COMPLIANCE MANAGER
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name	Doing Business As (d/b/a)
Business Address	Mailing Address
Business Address continued	Mailing Address continued
Business City/State/Zip	Mailing City/State/Zip
Phone Number	Alternate Phone Number
Fax Number	Primary Contact
Email Address	

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Schedule of Form SIPC-3 Revenues

For the Year Ended December 31, 2018

Business activities through which revenue was earned	Amount
Business conducted outside the United States and its territories and possessions	$ --
Distribution of shares of registered open end investment companies or unit investment trusts	--
Sale of variable annuities, consisting of:	
Sale of variable contracts	245,674,059
12b-1 fees earned	51,347,313
Marketing stipend	16,073,878
Insurance commissions and fees, consisting of:	
Commissions and fees	56,058
12b-1 fees earned	18,220
Investment advisory services to one or more registered investment companies or insurance company separate accounts	--
Transactions in securities futures products	--
Total Revenues	**$313,169,528**

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Information

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)